WATSON MANAGEMENT ASSOCIATES, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67127

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Watson Management Associates LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

161 Grand Street #2A
(No. and Street)

New York (City) NY (State) 10013 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Schilling (Name) 516 393 5651 (Area Code – Telephone Number) Michael.Schilling@jrsfinancialservices.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weisberg, Mole', Krantz & Goldfarb, LLP
(Name – if individual, state last, first, and middle name)

185 Crossways Park Drive (Address) Woodbury (City) NY (State) 11797 (Zip Code)

12-14-2004 (Date of Registration with PCAOB)(if applicable) 2107 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Patrick Watson__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Watson Management Associates LLC__ , as of __December 31__ , 2 __024__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _(signature)_ 2/24/25

Title: President

(signature) 2/24/25

Notary Public

(Notary seal: CHRISTOPHER FIGUEROA, STATE OF NEW YORK, NOTARY PUBLIC, Qualified in New York County, 01FI0031804, MY COMMISSION EXPIRES 12/10/2028)

This filing contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WATSON MANAGEMENT ASSOCIATES, LLC
(A Limited Liability Company)

DECEMBER 31, 2024

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Watson Management Associates, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Watson Management Associates, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weisberg, Molé, Krantz & Goldfarb, LLP

We have served as the Company's auditor since 2023.

Woodbury, New York
February 20, 2025

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

WATSON MANAGEMENT ASSOCIATES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	15,623
Due from Affiliate		850
Other assets		465
Total assets	$	16,938

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued expenses	$	9,508
Member's equity		7,430
Total liabilities and member's equity	$	16,938

See accompanying notes to the financial statement.

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Watson Management Associates, LLC (the "Company") was formed as a Delaware limited liability company on May 2, 2005. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and was approved as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") in April 2006. The Company was formed to act as an introducing broker of investors to investment funds, private placements or private offerings, private fund managers, and investment advisors. The sole member of the Company (the "member") is also the sole member of a related entity that provides services and receives referral fees for non-securities-related transactions. It is the intention of the member to continue to support and operate the Company for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain the operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee. The limited liability agreement provides for the dissolution of the Company on December 31, 2035, unless dissolved earlier by the member.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Revenue recognition *(continued)*

The Company provides investment and fund advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

As additional consideration for the investment and fund advisory services noted above, the Company receives fees that vary based on specified performance measures, for example, when a fund or separate account exceeds a specified benchmark or contractual hurdle over a contractual performance period or the life of a fund. These fees are earned once account returns have exceeded these specified performance measures and are calculated as a percentage of account returns. These performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time as well as meeting a specified compound hurdle rate, both of which are highly susceptible to factors outside the Company's influence. Revenues are recognized evenly over the contract period once it is probable that a significant reversal will not occur.

The Company believes that ratable recognition over the service period is the appropriate approach for recognizing revenue because the services are substantially the same each day and have the same pattern of transfer. Performance fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. No performance fee revenue was earned by the Company in 2024.

Cash and cash equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. All of the Company's cash is held at JPMorgan Chase Bank, N.A.

Adpotion of new accounting standards
The FASB issued (ASU) 2023-07, "Segment Reporting" (Topic 280) which increased disclosure requirements regarding a public entity's reportable segments effective for fiscal years beginning after December 15, 2023. ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses. The Company has evaluated the guidance there under and has determined that the Company operates as one operating segment. For further discussion refer to Footnote 6, Reportable Segments.

3. **INCOME TAXES**

The Company is a single-member limited liability company and is treated as a "disregarded entity" for federal and state tax purposes. The Company's items of income, deductions, and tax credits are treated as those of the member, who is responsible for any taxes thereon.

At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

4. **RELATED-PARTY TRANSACTIONS**

In accordance with an agreement between the member and the Company, operating expenses of the Company are paid by the member. Under the agreement, the member allocates to the Company its share of these operating expenses, including rent, telephone and other expenses normally associated with the operation of the Company. During the year ended December 31, 2024, $22,860 was incurred under this agreement of which all was forgiven by the member. Accordingly, the forgiveness of amounts due to the member was treated as a capital contribution.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 (the "Rule") of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2024, the Company had net capital, as defined, of $6,115, which exceeded the required minimum net capital of $5,000 by $1,115. Aggregate indebtedness at December 31, 2024, totaled $9,508. The Company's percentage of aggregate indebtedness to net capital was 155.49% at December 31, 2024.

6. **REPORTABLE SEGMENTS**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of providing investment and fund advisory services. The Company has identified its President as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

7. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that have occurred since December 31, 2024, through February 20, 2025, the date the financial statements were issued, and determined that there are no material events that would require disclosures in the Company's financial statements.